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JAMES C. T. LINFIELD
(720) 566-4010
linfield@cooley.com

November 15, 2004

Via Edgar and Federal Express

Mr. Jeffrey P. Riedler, Esq.
Ms. Sonia Barros, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop: 0309
Washington, D.C. 20549

Re:	Myogen, Inc.
Registration Statement on Form S-3 filed on October 29, 2004
File Number 333-120063

Ladies and Gentlemen:

On behalf of our client, Myogen, Inc. (the “Company” or “Myogen”), we are electronically transmitting for filing Amendment No. 1 (the “Form S-3/A”) to Myogen’s Registration Statement on Form S-3, File No. 333-120063 (the “Registration Statement”), marked to show changes made to the Registration Statement filed with the Securities and Exchange Commission (the “Commission” or the “SEC”) on October 29, 2004.

The Form S-3/A is being filed in response to comments received from the staff of the Commission (the “Staff”) by letter dated November 9, 2004 with respect to the Registration Statement. The numbering of the paragraphs below corresponds to the numbering of the comment letter, which for your convenience we have incorporated into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of the Form S-3/A.

Form S-3

1.	We note that Item 14 of Part II of the registration statement indicates an allocation of $2.5 million for placement agent commissions. Please describe the circumstances of this payment to us and revise your plan of distribution accordingly. We may have further comments.

In response to the comment, and following our conversation with Ms. Barros, we have deleted the reference to the placement agent commissions, which were paid in connection with the original issuance and sale of the shares of Common Stock being registered under the Registration Statement, rather than in connection with the registration for resale thereof.

November 15, 2004
Page Two

* * *

Myogen respectfully requests the Staff’s assistance in completing the review of the Registration Statement and the Form S-3/A as soon as possible. It is the Company’s current desire that the registration statement be declared effective on Thursday, November 18, 2004, and acceleration requests are being submitted separately. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Form S-3/A or this response letter to me at (720) 566-4010, or Brent Fassett at (720) 566-4025, or Paul Gross at (720) 566-4056.

Sincerely,

/s/ James C.T. Linfield
James C. T. Linfield

cc:	J. William Freytag Joseph L. Turner Brent D. Fassett